

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2024

Martin J. Bonick
Chief Executive Officer
Ardent Health Partners, LLC
340 Seven Springs Way, Suite 100
Brentwood, Tennessee 37027

Re: Ardent Health Partners, LLC
Amendment No. 3 to Registration Statement on Form S-1
Exhibit Nos. 10.18, 10.20, 10.21, 10.23, 10.24, 10.25, 10.29, 10.30, 10.31, 10.32, 10.35 and 10.40
Filed July 15, 2024
File No. 333- 280425

Dear Martin J. Bonick:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance